

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Yang Yu
Chairman of the Board of Directors
Wah Fu Education Group Ltd
L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street
Xicheng District, Beijing, China 100088

> **Re: Wah Fu Education Group Ltd**
> **Form 20-F for the Fiscal Year Ended March 31, 2022**
> **Filed August 1, 2022**
> **File No. 001-38619**

Dear Yang Yu:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Trade & Services

cc:　　Richard J. Anslow, Esq.